

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 1, 2007

Mr. Gordon Steblin
Chief Financial Officer
Freegold Ventures Limited
2303 West 41st Avenue
Vancouver, British Columbia CANADA V6M 2A3

> **Re:** **Freegold Ventures Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-29840**

Dear Mr. Steblin:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant